MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the six month period ended June 30, 2010 and the audited financial statements for the year ended December 31, 2009 and the notes thereto.

This Management’ Discussion and Analysis (“MD&A”) is dated August 20, 2010 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

During the quarter, the Company provided progress reports and updates on the bulk sampling program and by April 2010 reported significant progress towards its goal of beginning a 10,000 tonne bulk sample to facilitate a production decision regarding San Gonzalo. Plant refurbishing was completed together with the construction of the infrastructure and all the support services such as the electrical power supply, process water supply, assay lab etc. for the operation of the 250 tonne per day (“TPD”) plant. Supervisory personnel and the required operating and maintenance manpower for a 24 hours per day, 6 days per week operation were hired. Commissioning of the plant began on May 22 with the treatment of the old stockpiled copper ores from previous mining. The Company expects to continue treating this feed material until all the major operating problems associated with the plant has been addressed prior to the treatment of the high grade San Gonzalo bulk sample.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

Summary of Significant Events

Underground Mining

In January, Desarrollo Minero Guadalupe S.A. de C.V. (“DMG”) began driving the main decline or level 2 at the 2260 m elevation for development work and extraction of the bulk sample. The San Gonzalo vein was intersected in May. During the advancement of the ramp, several narrow alterations rich in pyrite were encountered and logged. Channel and chip samples along the vein towards the southeast and the northwest crosscuts have been collected and delivered to SGS Analytical Labs in Durango with the following results:

Line	Width (m)	Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)
1	1.55	0.763	323	1143	1062	340
2	3.15	1.310	498	1518	1729	392
3	1.9	0.822	437	4497	1496	559
4	2	0.782	277	884	972	279
5	2.1	1.051	429	1313	1149	322
6	2.4	0.983	167	1698	1730	254
7	2.05	0.872	223	834	2271	315
8	1.45	0.932	375	1496	1246	436
9	1.55	2.209	368	15277	2554	602
10	2.55	1.141	216	4937	3280	560
11	1.95	1.928	325	8343	3165	749
12	2.05	1.245	626	24522	3139	655
13	2.4	2.068	237	9080	4156	565
14	2.7	2.35	323.22	4697.04	2485.48	299.44
15	2.5	0.46	306.2	2194.2	2760	397.18
17	1.50	1.874	886	5919	3827	1070
18	1.90	1.526	896	6272	6091	1057
19	1.70	1.621	32	21825	33562	1340
20	2.20	0.828	363	4907	4367	754
21	0.75	5.091	534	12000	10800	7160

Avg:	1.61	1.752	532	9651	11438	1605

While driving these crosscuts, bad ground conditions were encountered with oxidized zones. The plan is to go around these areas and to get back on the vein.

Also in the second quarter, DMG started with the ventilation ramp on level 2306 (level 1). This is a smaller ramp and was completed once the San Gonzalo vein was intersected. The vein at this level is narrower and channel and chip samples have been taken for assaying. Results are pending subject to confirmation of the assay results.

All mined vein material from both levels has been stockpiled and available for treatment in the process plant.

DMG is continuing work on the two declines, the upper level 1 (2306 m) elevation and the lower level 2 (2260 m elevation). Both levels have intersected the San Gonzalo vein; level 2 has intersected the San Gonzalo vein and a splay vein. The Upper Level 1 (2306 m) has been driven northwest along the San Gonzalo Vein and has broken in to the old San Gonzalo workings. The exploration drift on the Lower Level 2 (2260 m) along the San Gonzalo 1 vein is currently also being advanced to the northwest towards the old San Gonzalo workings.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

The Company expects to extend the mining contract with DMG with continued mining operations in the event the bulk sampling program results in positive cash flow.

Milling Operations Commenced

Milling operations commenced on May 22, 2010, with the treatment of stockpiled ET copper ore from the main Avino vein from past mining. As of June 15, and according to information provided by mine personnel, a total of 3106 tonnes were processed for the production of 104 tonnes of concentrate grading 9.6% Cu and 1.08kg Ag/t. Daily copper and silver recoveries ranged from about 25 to 80% depending on the oxidized condition of the feed. Efforts are now being focused on improving the copper concentrate grade and to treat the less oxidized material.

With the production of copper concentrate underway, it was imperative a buyer for the copper product be found. Request for proposals with all interested parties were submitted in early July and the Company entered into an agreement with MRI Trading AG.

Progress Update For 2010

Bulk Sampling to Confirm Grade and Recoveries

The Company’s focus continues to be the development of the mine and plant to conduct a 10,000 tonne bulk sample from the high-grade San Gonzalo zone. This sample will allow the Company to assess economics of the zone and confirm mineral grades obtained through earlier diamond drilling. The goal is to complete the bulk sample program and move into full production if results are positive.

NI 43-101 Resource Calculation

An NI 43-101 resource calculation for San Gonzalo, completed by Orequest Consultants, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

	Ag	Au	Zn	Pb
Tonnes	g/t	g/t	%	%

444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

The decline will descend into the San Gonzalo vein, where drilling over the past two years has outlined a resource of 444,250 tonnes grading 332 g/t silver, 2.61 g/t gold, 1.5% zinc and 1.0% lead.  Exploration and development to expand the resource will continue.

In addition, Avino is also planning to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. These proposals will be reviewed once the bulk sampling program has been completed.

Avino has operated continuously in Mexico since 1968, a period in which the Avino Mine produced for 27 years. During the long history, the Company has weathered a number of difficult economies. While the current market clearly presents challenges, the Company’s is positioned for continued growth and to bring the mine back into production.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. Avino adheres to the highest standards of environmental responsibility, to supporting the local community with the highest standards of business practices and to the long-term success of its shareholders.

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse. On November 13, 2008, the Eagle property was consolidated under option (now terminated) into the Eagle Project by Mega Precious Metals (“Mega”; formerly Mega Silver Inc.) of Thunder Bay, Ontario. From May 15 to September 17, 2009, Mega completed six NTW diamond drill holes on the Eagle property totaling 1,897.1m.

The 2009 Eagle Project work program was successful in indentifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

Mega has returned the Eagle property to Avino due to a change in its corporate exploration objective which is now focused in the Red Lake gold camp in northwest Ontario.  The Company’s feels that not enough work has occurred to fully expose the potential of the property.

Outlook

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino Mine back into operation as quickly as possible. The Company began testing operation of the plant in the second quarter of 2010 and is continuing to work towards its goal of completing the bulk sampling program and making a production decision. Processing of ore from the San Gonzalo zone will follow once this testing phase is complete.

Management remains focused on the following key objectives:

1)	Begin bulk sampling on the San Gonzalo zone;
2)	Complete bulk sampling and move into full production;
3)	Expand the San Gonzalo resource;
4)	Investigate the mineral potential of the many unexplored areas of the Avino property;
5)	Bring the Avino Mine back into production with a capacity to 1,250 TPD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

Results of Operations

Three months ended June 30, 2010 compared with the three months ended June 30, 2009.

Operating and administrative expenses

Operating and administrative expenses were $156,695 for the three months ended June 30, 2010 as compared with of $142,049 for the three months ended June 30, 2009, an increase of $14,646. Operating and administrative expenses were relatively constant during the period with increases of $10,646 in investor relations, $6,352 in office, $4,064 in salaries and $4,142 in travel. These increases were offset with reductions of $11,576 in professional fees and $2,275 in regulatory and compliance fees. Regulatory fees are lower in the current with the timing difference of recording annual general meeting expenses and professional fees are lower due to the lower cost of preparing the Company’s Form 20-F. Investor relations and travel expenses are higher with the increase in attendance at trade shows and travel to the Company’s mine.

Loss for the period

The loss for the three months ended June 30, 2010 was $152,191 compared with a loss of $118,778 for the three months ended June 30, 2009, a difference of $33,413. In addition to the increase in operating and administrative expenses discussed above, interest income and the foreign exchange gain were lower by $2,692 and $16,075, respectively. Interest income was $3,222 in the three months ended June 30, 2010 as compared to $5,914 in the prior year. The foreign exchange gain was $1,282 as compared to $17,357 in 2009.

Six months ended June 30, 2010 compared with the six months ended June 30, 2009.

Operating and administrative expenses

Operating and administrative expenses were $297,083 for the six month period ended June 30, 2010 as compared with of $274,946 for the six months ended June 30, 2009, an increase of $22,137. The main decreases were $23,749 in office and $21,787 in professional fees. These were offset by increases of $10,569 in investor relations, $6,464 in salaries, $36,750 in stock based compensation and $6,545 in travel.

Loss for the period

The loss for the six month period ended June 30, 2010 was $303,327 compared with a loss of $229,316 for the six month period ended June 30, 2009, a decrease of $74,011. In addition to the decrease of $22,137 in operating and administrative expenses, there was a decrease of $32,317 on foreign exchange and a decrease in interest and other income of $19,557. Interest and other income was $6,629 for the six months ended June 30, 2010 as compared to the same period in 2009. There was a loss in foreign exchange of $12,873 as compared to a gain of $19,444 in 2009.

Summary of Quarterly Results

	2010	2010	2009	2009	2009	2009	2008	2008
Period ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3
Gain (Loss) for the period	$ (152,191)	$ (151,136)	$ (716,898)	$ (41,545)	$ (118,778)	$ (110,538)	$ (869,144)	$ 164,833
Loss per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.04)	0.01
Total assets	18,957,064	19,100,568	19,206,278	20,106,051	19,934,900	20,010,900	20,126,230	20,820,081

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

Quarterly results often fluctuate with changes in non-cash items such as stock-based compensation, future income tax and foreign exchange variances. The lower loss in the third quarter of fiscal 2009 was a result of the recovery of the Mexican Value-Added-Tax that was written on in Q4 of 2008. While in the fourth quarter of 2009, the Company incurred a write down on British Columbia mineral properties of $608,118.

Liquidity and Capital Resources

During the period ended June 30, 2010, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $768,612 and capital assets by $125,115. At this time the Company has no operating revenues but earned interest and other income of $6,629 during the six months ended June 30, 2010. As the Company’s cash and cash equivalents will continue to be drawn down by operations therefore interest income is expected to decrease in future periods.

At June 30, 2010, the Company had working capital of $1,261,195 and cash equivalents of $1,514,926. The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. The annual cost for the bulk sampling program estimated by Orequest was $2,651,000 U.S. and the Company has stayed well below budget. The Company has no immediate plans for the British Columbia properties at this time.

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

Transactions with Related Parties

During the six months ended June 30, 2010, the company paid, or made provision for the future payment of the following amounts to related parties:

i)
$78,573 (2009 - $74,401) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$48,000 (2009 - $48,000) to a private company controlled by a Director for management fees;

iii)	$15,000 (2009 - $15,000) to a private company controlled by a director of a related company for consulting fees;

iv)	$10,270 (2009 - $4,539) to a private company controlled by a director of a related company for geological consulting services;

v)	$7,500 (2009 - $7,500) to Directors for Directors fees.

The amounts due to related parties consist of $147,738 (December 31, 2009 - $145,120) due to Oniva; $8,072 (December 31, 2009 - $18,000) due to Directors for Directors fees; $2,145 (December 31, 2009 - $1,054) due to a Director for geological services; and $320 (December 31, 2009 - $516) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the six months ended June 30, 2010, $48,000 was paid to the President for services as director and officer of the Company; $9,600 was paid to the Corporate Secretary for services as an officer of the Company; and $10,542 was paid to the Chief Financial Officer for services as an officer of the Company.

Recent Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (ii) of the Company’s Consolidated Financial Statements for the six months ended June 30, 2010:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for the interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company’s accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company’s consolidated financial statements.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,584,727 were outstanding as at June 30, 2010 and 20,599,727 as at August 20, 2010.

The following are details of outstanding share options as at June 30, 2010 and August 20, 2010:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (June 30/10)	Number of Shares Remaining Subject to Options (August 20/10)
September 26, 2010	$0.75*	52,500	37,500
April 26, 2011	$3.99	60,000	60,000
April 26, 2011	$0.75*	865,000	865,000
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75*	410,000	410,000
September 22, 2014	$0.75	160,000	160,000
January 14, 2015	$0.81	75,000	75,000
		1,632,500	1,617,500

*
These options were re-priced to $0.75 on August 25, 2009.  The original prices for these options were granted at various prices of $1.35, $1.65 and $3.99.  Disinterested shareholders’ approval was obtained on June 26, 2009 for the re-pricing of the options to insiders and the TSX Venture Exchange approved all re-pricing on August 25, 2009.

The Company has no outstanding warrants as at June 30, 2010 and August 20, 2010:

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2010

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at June 30, 2010 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at June 30, 2010 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 20, 2010. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.